Mail Stop 4561

August 28, 2009

Ashfaq A. Munshi, Interim CEO & President
MSC.Software Corporation
2 MacArthur Place
Santa Ana, California 92707

> **Re:** **MSC.Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2009**
> **File No. 001-08722**

Dear Mr. Munshi:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 752-3604
      Alan F. Denenberg, Esq.
      Davis Polk & Wardwell LLP